Exhibit 21.1

Catalyst Semiconductor, Inc.

List of Subsidiaries

Name	Jurisdiction of Incorporation
Catalyst Semiconductor Romania S.R.L.	Romania

Nippon Catalyst K.K.	Japan

Catalyst Semiconductor (Thailand) Company Limited	Thailand

Catalyst Semiconductor International, Inc.	Delaware